Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Limited

Condensed Consolidated Interim
Financial Statements

September 30, 2016

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents	Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		4
Condensed Consolidated Interim Statements of Income		6
Condensed Consolidated Interim Statements of Comprehensive Income		6
Condensed Consolidated Interim Statements of Changes in Equity		7
Condensed Consolidated Interim Statements of Cash Flows		9
Notes to the Condensed Consolidated Interim Financial Statements
1.	General	11
2.	Basis of Preparation	11
3.	Reporting Principles and Accounting Policy	11
4.	Group Entities	12
5.	Income tax	13
6.	Debentures, loans and borrowings	14
7.	Contingent liabilities	14
8.	Employee Benefits	15
9.	Capital	16
10.	Revenues	16
11.	General and Operating Expenses	17
12.	Other Operating Income, Net	17
13.	Agreements	17
14.	Transactions with interested and related parties	18
15.	Financial instruments	18
16.	Segment Reporting	19
17.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS Satellite Systems (1998) Ltd.	25

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

972-3-6848000

Review Report to the Shareholders of

Bezeq The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2016 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1% of the total consolidated assets as of September 30 2016, and whose revenues constitute 1% of the total consolidated revenues for the nine and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity

2

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

972-3-6848000

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 7.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 22, 2016

KPMG Somekh Chaikin, an Israeli member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity

3

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	September 30, 2016	September 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Assets	NIS million	NIS million		NIS million

Cash and cash equivalents	938	1,030		555
Investments	908	1,126		762
Trade receivables	1,998	2,203		2,058
Other receivables	220	220		269
Inventory	96	90		115
Total current assets	4,160	4,669		3,759

Trade and other receivables	641	643		674
Broadcasting rights, net of rights exercised	450	458		456
Property, plant and equipment	6,840	6,975		6,894
Intangible assets	3,121	3,389	*	3,332
Deferred tax assets	1,103	1,200	*	1,178
Deferred expenses and non-current investments	368	361		361
Investments in equity-accounted investees	20	27		25
Total non-current assets	12,543	13,053		12,920

Total assets	16,703	17,722		16,679

4

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		September 30, 2016	September 30, 2015		December 31, 2015
		(Unaudited)	(Unaudited)		(Audited)
Liabilities and equity	Note	NIS million	NIS million		NIS million

Debentures, loans and borrowings		2,135	1,952		1,913
Trade and other payables		1,599	1,822		1,657
Current tax liabilities	5.2	171	723		624
Liability to Eurocom DBS Ltd, related party	4	6	217	*	233
Employee benefits		280	268		378
Provisions		87	87		100
Dividend payable		665	933		-
Total current liabilities		4,943	6,002		4,905

Loans and debentures		9,111	9,125		8,800
Employee benefits		237	253		240
Derivatives and other liabilities		257	191		226
Deferred tax liabilities		81	56		51
Provisions		47	70		46
Total non-current liabilities		9,733	9,695		9,363

Total liabilities		14,676	15,697		14,268

Total equity		2,027	2,025		2,411

Total liabilities and equity		16,703	17,722		16,679

Shaul Elovitch	Stella Handler	Allon Raveh
Chairman of the Board of Directors	CEO	CFO Bezeq Group

Date of approval of the financial statements: November 22, 2016

* Restated, see Note 4.2.1 for information about a business combination in the prior period.

The attached notes are an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 10)	7,580	7,379	2,510	2,602	9,985
Costs of activity
General and operating expenses(Note 11)	2,984	2,801	994	1,000	3,869
Salaries	1,509	1,442	501	506	1,957
Depreciation and amortization	1,331	1,225	442	457	1,684
Other operating income, net (Note 12)	(33)	(171)	(26)	(13)	(95)
	5,791	5,297	1,911	1,950	7,415

Operating profit	1,789	2,082	599	652	2,570
Financing expenses (income)
Financing expenses	360	371	119	106	376
Financing income	(49)	(105)	(15)	(6)	(113)
Financing expenses, net	311	266	104	100	263

Profit after financing expenses, net	1,478	1,816	495	552	2,307
Share in earnings (losses) of equity accounted investees	(4)	15	(2)	(1)	12
Profit before taxes on income	1,474	1,831	493	551	2,319
Taxes on income (Note 5)	415	479	99	144	598
Profit for the period	1,059	1,352	394	407	1,721
Earnings per share (NIS)
Basic earnings per share	0.38	0.49	0.14	0.15	0.63

Diluted earnings per share	0.38	0.49	0.14	0.15	0.62

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	1,059	1,352	394	407	1,721
Items of other comprehensive income (loss) (net of tax)	(6)	-	(1)	(33)	7
Total comprehensive income for the period	1,053	1,352	393	374	1,728

The attached notes are an integral part of these condensed consolidated interim financial statements.

6

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Nine months ended September 30, 2016 (Unaudited):
Balance as at January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411
Profit for the period	-	-	-	-	-	1,059	1,059
Other comprehensive loss for the period, net of tax	-	-	-	-	(6)	-	(6)
Total comprehensive income for the period	-	-	-	-	(6)	1,059	1,053
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 9)	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at September 30, 2016	3,878	384	-	390	(104)	(2,521)	2,027

Nine months ended September 30, 2015 (Unaudited):
Balance as at January 1, 2015	3,855	253	131	390	(105)	(2,083)	2,441
Profit for the period	-	-	-	-	-	1,352	1,352
Other comprehensive income (loss) for the period, net of tax	-	-	-	-	10	(10)	-
Total comprehensive income for the period	-	-	-	-	10	1,342	1,352
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	9	61	(61)	-	-	-	9
Balance as at September 30, 2015	3,864	314	70	390	(95)	(2,518)	2,025

The attached notes are an integral part of these condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity(Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Three months ended September 30, 2016 (Unaudited)
Balance as at July 1, 2016	3,878	384	-	390	(103)	(2,250)	2,299
Profit for the period	-	-	-	-	-	394	394
Other comprehensive loss for the period, net of tax	-	-	-	-	(1)	-	(1)
Total comprehensive income for the period	-	-	-	-	(1)	394	393
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 9)	-	-	-	-	-	(665)	(665)
Balance as at September 30, 2016	3,878	384	-	390	(104)	(2,521)	2,027

Three months ended September 30, 2015 (Unaudited)
Balance as at July 1, 2015	3,860	288	96	390	(72)	(1,982)	2,580
Profit for the period	-	-	-	-	-	407	407
Other comprehensive loss for the period, net of tax	-	-	-	-	(23)	(10)	(33)
Total comprehensive income for the period	-	-	-	-	(23)	397	374
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(933)	(933)
Exercise of options for shares	4	26	(26)	-	-	-	4
Balance as at September 30, 2015	3,864	314	70	390	(95)	(2,518)	2,025

Year ended December 31, 2015 (Audited)
Balance as at January 1, 2015	3,855	253	131	390	(105)	(2,083)	2,441

Income in 2015	-	-	-	-	-	1,721	1,721
Other comprehensive income for the year, net of tax	-	-	-	-	7	-	7
Total comprehensive income for 2015	-	-	-	-	7	1,721	1,728
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	19	115	(115)	-	-	-	19
Balance as at December 31, 2015	3,874	368	16	390	(98)	(2,139)	2,411

The attached notes are an integral part of these condensed consolidated interim financial statements.

8

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,059	1,352	394	407	1,721
Adjustments:
Depreciation and amortization	1,331	1,225	442	457	1,684
Share in the losses (profits) of equity-accounted investees	4	(15)	2	1	(12)
Financing expenses, net	335	305	115	102	307
Profit from gaining control in DBS	-	(12)	-	-	(12)
Capital gain, net	(62)	(172)	(22)	(13)	(234)
Income tax expenses	415	479	99	144	598

Change in trade and other receivables	116	196	53	51	322
Change in inventory	7	6	2	6	(20)
Change in broadcasting rights	9	2	8	13	-
Change in trade and other payables	(110)	(174)	(12)	21	(271)
Change in provisions	(12)	6	(3)	(3)	18
Change in employee benefits	(100)	-	(92)	(1)	110
Change in other liabilities	(1)	(10)	8	(5)	(9)
Net income tax paid	(297)	(337)	(92)	(130)	(462)
Net cash from operating activities	2,694	2,851	902	1,050	3,740
Cash flow used for investing activities
Purchase of property, plant and equipment	(901)	(1,038)	(290)	(373)	(1,324)
Investment in intangible assets and deferred expenses	(180)	(268)	(59)	(54)	(311)
Tax payment for shareholder loans (Note 5.2)	(461)	-	(461)	-	-
Acquisition of financial assets held for trading and others	(867)	(1,229)	-	(300)	(1,785)
Proceeds from the sale of financial assets held for trading and others	711	2,342	-	154	3,260
Proceeds from the sale of property, plant and equipment	122	119	24	22	151
Cash in a company consolidated for the first time	-	299	-	-	299
Miscellaneous	1	(5)	2	(7)	(7)
Net cash from (used in) investment activities	(1,575)	220	(784)	(558)	283

9

Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans (Note 6)	1,661	229	-	1	1,010
Repayment of debentures and loans	(1,085)	(1,116)	(279)	(253)	(2,192)
Dividend paid (Note 9)	(776)	(844)	-	-	(1,777)
Interest paid	(256)	(284)	(32)	(41)	(494)
Payment to Eurocom DBS for acquisition of DBS loans and shares (Note 4)	(256)	(680)	(198)	-	(680)
Miscellaneous	(24)	(6)	(9)	5	5
Net cash used for financing activities	(736)	(2,701)	(518)	(288)	(4,128)
Net increase (decrease) in cash and cash equivalents	383	370	(400)	204	(105)
Cash and cash equivalents at beginning of period	555	660	1,338	826	660
Cash and cash equivalents at end of period	938	1,030	938	1,030	555

The attached notes are an integral part of these condensed consolidated interim financial statements.

10

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

1.	General

Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”). The Group is a principal provider of communication services in Israel (see also Note 16 – Segment Reporting).

2.	Basis of Preparation

2.1	The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the Annual Financial Statements of the Company and its subsidiaries as at December 31, 2015 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 22, 2016.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements.

11

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

4.	Group Entities

4.1	A detailed description of the Group entities appears in Note 11 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2.	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	Business combination in the prior year measured in the prior year in provisional amounts

As described in Note 11.2 to the Annual Financial Statements regarding a business combination in 2015, in March 2015 the Company acquired control in DBS. Accordingly, the statement of income and statement of cash flows for the nine months ended September 30, 2016 include the operating results of DBS for the three months ended March 31, 2015 based on the equity method.

In the financial statements as at September 30, 2015, provisional amounts were included for attribution of excess cost arising from the acquisition. Subsequent to the preparation of an agreement in principle with the tax authorities for the deductible carryforward losses of DBS, as described in Note 11.2.4 to the Annual Financial Statements, amounts were adjusted retrospectively as follows:

	September 30, 2015
	As previously reported	Effect of retrospective adjustment	As reported in these financial statements
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Deferred tax asset, net of deferred tax liabilities	830	340	1,170
Goodwill	609	(224)	385
Liability to Eurocom DBS	(101)	(116)	(217)

4.2.2	Further to Note 11.2.1 regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three years as from the acquisition transaction, in March 2016 the Company paid the first installment (out of three) in the amount of NIS 58 million for the operating results of DBS in 2015.

4.2.3	Further to Note 11.2.1 regarding the additional consideration to be paid to Eurocom DBS in accordance with the amount of the carryforward losses of DBS to be utilized for tax purposes and further to the signing of the assessment agreement as described in Note 5.2 below, in September 2016, the Company paid Eurocom DBS an amount of NIS 198 million (including accrued interest) for the first additional consideration (which was subject, among other things, to the final decision regarding taxation of the losses of DBS), based on the agreement with the Tax Authority regarding the losses of DBS as at December 31, 2013. Following the decision regarding the additional and final losses as at December 31, 2014, the additional amount due to Eurocom DBS will be calculated and paid out, and the unpaid amount will continue to bear interest in accordance with the acquisition agreement up to the payment date.

4.2.4	Further to Note 11.2.6 to the Annual Financial Statements and based on the assessment agreement and taxation decision of the Tax Authority (as described in Note 5.2 below), on September 27, 2016, the shareholder loans amounting to NIS 5.319 billion (including shareholder loans acquired from Eurocom DBS Ltd.) provided to DBS up to June 23, 2016, were converted to equity and recognized in the financial statements of DBS as a premium on shares.

12

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

4.2.5	Further to Note 17.8 and Note 28.3.2 to the Annual Financial Statements regarding the agreement of DBS with Space Communication Ltd. ("Space"), (a related party), in September 2016, Space reported that to the best of its knowledge, during ground fueling of the launch rocket for the Amos 6 satellite, the launch rocket exploded, resulting in the total loss of the Amos 6 satellite, which was intended to replace the Amos 2 satellite for DBS broadcasts. Based on information received by Space, according to the updated estimate, the Amos 2 satellite is expected to continue broadcasting until the end of the first quarter of 2017. As at the reporting date, DBS broadcasts are continuing regularly, since they are carried out by the Amos 2 and Amos 3 satellites (space segments will be transferred from Amos 2 to Amos 3). If a replacement is not found by the end of operation of the Amos 2 satellite, it may be necessary to remove a limited number of low-audience channels from DBS broadcasts. DBS is assessing, together with Space, the option of obtaining additional space segments beyond the nine space segments that Space undertook to make available to DBS in the event of the failure of the Amos 6 satellite, which would eliminate the need to remove a limited number of channels as stated, as well as the other implications arising from the loss. To the best of DBS's knowledge, Space is taking steps to find alternative capacity.

If an alternative satellite is not found for DBS's broadcasts by the time the Amos 2 satellite stops operating, and until the alternative satellite starts operating, DBS is expected to broadcast via the Amos 3 satellite only. Accordingly, in this period, there will no longer be dual satellites broadcasts for DBS, and these will depend solely on the broadcasting survivability, availability and ability of this satellite.

4.2.6	Financial position of DBS

Since the beginning of its operations, DBS has accumulated considerable losses. As a result of these losses, as at September 30, 2016, DBS had an equity deficit and a working capital deficit of NIS 322 million and NIS 580 million, respectively.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for its operations for the coming year.

5.	Income tax

5.1	On January 4, 2016, the Knesset plenum approved a bill to amend the income tax ordinance that includes a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in the financial statements for the first quarter of 2016, the Group reduced the deferred tax assets and liabilities and recognized an expense of NIS 64 million for deferred tax expenses.

In November 2016, the Knesset plenum passed the first reading of the Economic Efficiency Law (Legislation Amendments for Achieving Budget Objectives for 2017 and 2018), 2016, which includes a reduction in the corporate tax rate to 24% in 2017 and 23% in 2018 onwards. If the bill is approved, the deferred tax assets in the financial statements will be reduced and a tax expense of NIS 82 million will be recognized in the year in which the legislation is completed.

5.2	Further to the Note 6.6.2 to the Annual Financial Statements regarding the stipulation that according to the best judgment of the tax assessor for 2006-2010, and the reservation filed by the Company on this assessment, on September 15, 2016, the Company and the Israel Tax Authority signed an assessment agreement ("the Assessment Agreement”) ending the disputes involving the tax assessor’s claims regarding the financing income from the shareholder loans and about the rights and holdings in DBS acquired by the Company (“the Tax Issue”) and regarding the claims of DBS that its losses should be recognized in full, as recorded in its tax reports. The main points of the Assessment Agreement are as follows:

A.	The Company will pay tax in the amount of NIS 462 million.

B.	The losses of DBS will amount to NIS 5.26 billion as a final assessment up to December 31, 2013. An additional loss will be added to this amount, for the Tax Issue up to June 2015, in the amount of NIS 315 million (NIS 223 million for 2014 and NIS 91 million for 2015).

C.	The Company’s aggregate shareholdings and rights in DBS will be considered as equity in the financial statements of DBS and as a capital investment in the financial statements of the Company, and no other income will be recorded for the Company and it will not pay additional tax for the aforesaid.

13

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

In addition, the Tax Authority granted preliminary approval for tax purposes for the merger of DBS with and into the Company, in accordance with Section 103(B) of the Income Tax Ordinance ("the Approval"). The main points of the Approval are as follows:

A.	The Approval refers to the losses of DBS, referring to Section 103(H) of the Income Tax Ordinance and stipulates that subsequent to the merger, the losses of DBS as of the merger date may be offset against the profits of the absorbing company, provided that in each tax year, it will not be permitted to offset an amount exceeding 12.5% (spread over eight years) of the total losses of the transferring company and the absorbing company, or 50% of the taxable income of the absorbing company in that tax year prior to offsetting the loss from previous years, whichever is lower.

B.	The Approval was granted in accordance with the applicable tax laws in effect at the time. Without derogating from the amount of the losses set out in the Assessment Agreement, if there is any change in the applicable tax laws, the Income Tax Authority will reconsider the taxation decision in accordance with the tax laws applicable at the merger date. However, it was clarified that any change in the tax laws that does not require a change in the Approval will not result in any such change.

C.	The Approval is in effect until December 31, 2019. The Income Tax Authority will extend the date of the Approval each year by an additional year, subject to the declaration of the Company and DBS that there has been no material change in their business affairs and subject to the terms of the taxation decision, and subject to the interpretation given to the tax laws, provided that such interpretation is published in writing.

The Assessment Agreement and the taxation decision did not affect the Company’s financial results in the reporting period, since, as stated in the financial statements as of December 31, 2015, the effect is included in the financial statements as of such date due to the agreement in principle that was reached with the tax assessor. On September 29, 2016, the Company paid the agreed tax.

6.	Debentures, loans and borrowings

6.1	On April 21, 2016, the Company completed an issuance of 714,050,000 debentures of NIS 1 par value each by way of expansion of marketable Series 9 under a shelf prospectus. The total consideration (gross) that was received amounted to NIS 769 million. For information about the terms of the debentures, see Note 12.3 to the Annual Financial Statements.

6.2	Further to Note 12.6 to the Annual Financial Statements concerning receipt of undertakings from banks and institutions to provide credit for the Company for 2016-2017, on June 1, 2016, credit facilities amounting to NIS 900 million were made available for the Company, based on the undertakings by the banks. The credit terms are set out in Note 12.6 to the Annual Financial Statements.

7.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include appropriate provisions of NIS 83 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2016 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.8 billion. There is also additional exposure of NIS 1.6 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 7.2 below.

14

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

7.1	Following is a description of the Group's contingent liabilities as at September 30, 2016, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	50	3,406		1,583
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,001	*	-
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of recognition of various salary components as components for calculation of payments to Group employees, some of which have wide ramifications.	8	108		1
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	213		-
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	47		2
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes) or by the Authorities to the Group companies.	8	15		-
Total Legal Claims against the Company and subsidiaries		83	5,790		1,586

*	Total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method of calculating the damage to be determined).

7.2	Subsequent to the reporting date, two claims without a monetary estimate and claims amounting to NIS 20 million were filed against Group companies. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 685 million and a claim without a monetary estimate came to an end.

8.	Employee Benefits

Further to Note 15.5 to the Annual Financial Statements, on November 22, 2016, the Company's Board of Directors allocated NIS 78.5 million for the voluntary redundancy of 58 employees, in accordance with the terms of the collective agreement of December 2006, as amended in August 2015. In view of the above, the Company is expected to include an expense of NIS 78.5 million in its financial statements for the fourth quarter of 2016

15

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

9.	Capital

9.1	Below are details of the Company's equity:

Registered			Issued and paid up
September 30, 2016	September 30, 2015	December 31, 2015	September 30, 2016	September 30, 2015	December 31, 2015
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,765,444,146	2,752,517,340	2,762,148,573

9.2	On May 3, 2016, the general meeting of the Company's shareholders approved, further to the recommendation of the Company's Board of Directors of March 16, 2016, the distribution of a cash dividend to the shareholders of the Company in the amount of NIS 776 million (representing NIS 0.2806059 per share on the date of record). The dividend was paid on May 30, 2016.

9.3	On August 30, 2016, the general meeting of the Company's shareholders, further to the recommendation of the Company's Board of Directors on August 3, 2016, approved a distribution of a cash dividend to the shareholders of the Company in the amount of NIS 665 million (representing NIS 0.2404677 per share on the date of record). The dividend was paid on October 6, 2016.

10.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,104	1,169	367	386	1,543
Internet - infrastructure	1,163	1,149	388	379	1,530
Transmission and data communication	630	625	208	210	840
Other services	168	166	53	53	212
	3,065	3,109	1,016	1,028	4,125
Cellular telephony
Cellular services and terminal equipment	1,347	1,482	457	507	1,948
Sale of terminal equipment	598	649	180	206	884
	1,945	2,131	637	713	2,832

International communications, internet and NEP services	1,106	1,099	369	360	1,487

Multi-channel television	1,307	885	434	446	1,333

Other	157	155	54	55	208

	7,580	7,379	2,510	2,602	9,985

16

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

11.	General and Operating Expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	594	624	177	193	880
Interconnectivity and payments to domestic and international operators	634	689	211	236	909
Maintenance of buildings and sites	450	467	151	161	616
Marketing and general	525	453	180	164	640
Content services	466	304	165	147	458
Services and maintenance by sub-contractors	192	141	68	52	199
Vehicle maintenance	123	123	42	47	167
	2,984	2,801	994	1,000	3,869

12.	Other Operating Income, Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain from the sale of property, plant and equipment (mainly real estate)	(62)	(172)	(22)	(13)	(234)
Provision for severance pay in voluntary redundancy	18	1	3	-	117
Others	11	-	(7)	-	22
Total operating revenue, net	(33)	(171)	(26)	(13)	(95)

13.	Agreements

Further to Note 17.2 to the Annual Financial Statements, in October 2016 the new agreement between Pelephone and Apple Distribution International ("Apple") for the acquisition and distribution of iPhone devices came into effect. In accordance with the agreement, Pelephone is required to purchase a minimum number of devices for an additional three years at the prices in effect at the manufacturer at the actual purchase date.

17

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

14.	Transactions with interested and related parties

14.1	On June 30, 2016, the general meeting of the Company's shareholders, (after approval by the Company's compensation committee and Board of Directors), approved extending the engagement between the Company and Eurocom Communications Ltd. in an amended agreement to provide the Company with ongoing management and consultation services for NIS 6.4 million per year. The term of the agreement is for three years, as from June 1, 2016 (the termination date of the current management agreement) through to May 31, 2019, unless one of the parties gives three-months’ notice for termination of the agreement.

14.2	For information about the contingent consideration to Eurocom DBS Ltd. for acquisition of DBS, see Note 4.

15.	Financial instruments

15.1.	Fair value

15.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	September 30, 2016		September 30, 2015		December 31, 2015
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	2,782	2,889	2,216	2,375	1,904	2,044
Debentures issued to the public (CPI-linked)	3,519	3,707	3,486	3,661	3,816	4,006
Debentures issued to the public (unlinked)	1,610	1,645	903	953	1,279	1,340
Debentures issued to financial institutions (CPI-linked)	1,101	1,099	1,757	1,845	1,310	1,314
Debentures issued to financial institutions (unlinked)	410	451	410	470	403	458
	9,422	9,791	8,772	9,304	8,712	9,162

15.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	September 30, 2016	September 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Level 1 – investment in exchange-traded funds and financial funds	48	194		193
Level 2 – forward contracts	(184)	(128)		(157)
Level 3 – contingent consideration for a business combination	(35)	(217	)*	(233)

* Restated, see Note 4.2.1 for information about a business combination in the preceding period.

18

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

16.	Segment Reporting

Further to Note 11.2 to the Annual Financial Statements, the Company's investment in DBS was presented on the basis of the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

	Nine months ended September 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,063	1,945	1,106	1,306	154	-	7,574
Inter-segment revenues	238	33	50	1	14	(330)	6
Total revenues	3,301	1,978	1,156	1,307	168	(330)	7,580

Depreciation and amortization	556	290	103	225	13	144	1,331

Segment results – operating profit (loss)	1,595	36	129	196	(24)	(143)	1,789
Finance expenses	326	2	11	530	1	(510)	360
Financing income	(27)	(39)	(4)	(8)	(5)	34	(49)
Total financing expenses (income), net	299	(37)	7	522	(4)	(476)	311

Segment profit (loss) after financing expenses, net	1,296	73	122	(326)	(20)	333	1,478
Share in profits (losses) of associates	-	-	1	-	(3)	(2)	(4)
Segment profit (loss) before taxes on income	1,296	73	123	(326)	(23)	331	1,474
Taxes on income	299	15	31	1	-	69	415
Segment results – net profit (loss)	997	58	92	(327)	(23)	262	1,059

Segment assets	8,086	3,293	1,212	1,590	199	879	15,259
Segment liabilities	12,670	571	446	1,912	99	(1,022)	14,676

19

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

	Nine months ended September 30, 2015 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,108	2,131	1,097	1,324	149	(440)	7,369
Inter-segment revenues	211	46	76	1	16	(340)	10
Total revenues	3,319	2,177	1,173	1,325	165	(780)	7,379

Depreciation and amortization	540	319	98	234	10	24	1,225

Segment results – operating profit	1,721	146	182	203	(8)	(162)	2,082
Finance expenses	333	3	11	468	1	(445)	371
Financing income	(20)	(42)	(5)	(22)	(13)	(3)	(105)
Total financing expenses (income), net	313	(39)	6	446	(12)	(448)	266

Segment profit (loss) after financing expenses, net	1,408	185	176	(243)	4	286	1,816
Share in profits (losses) of associates	-	-	-	-	(1)	16	15
Segment profit (loss) before taxes on income	1,408	185	176	(243)	3	302	1,831
Taxes on income	424	45	46	1	-	(37)	479
Segment results – net profit (loss)	984	140	130	(244)	3	339	1,352

20

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

	Three months ended September 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,013	638	369	434	53	-	2,507
Inter-segment revenues	76	11	15	-	7	(106)	3
Total revenues	1,089	649	384	434	60	(106)	2,510

Depreciation and amortization	188	92	35	75	5	47	442

Segment results – operating profit (loss)	519	27	45	62	(7)	(47)	599
Finance expenses	102	-	4	204	1	(192)	119
Financing income	(9)	(14)	(2)	-	-	10	(15)
Total financing expenses (income), net	93	(14)	2	204	1	(182)	104

Segment profit (loss) after financing expenses, net	426	41	43	(142)	(8)	135	495
Share in profits (losses) of associates	-	-	1	-	(1)	(2)	(2)
Segment profit (loss) before taxes on income	426	41	44	(142)	(9)	133	493
Taxes on income	83	9	11	-	-	(4)	99
Segment results – net profit (loss)	343	32	33	(142)	(9)	137	394

21

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

	Three months ended September 30, 2015 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,029	713	361	446	49	-	2,598
Inter-segment revenues	72	16	28	-	9	(121)	4
Total revenues	1,101	729	389	446	58	(121)	2,602

Depreciation and amortization	184	109	33	78	4	49	457

Segment results – operating profit (loss)	512	61	59	74	(3)	(51)	652
Finance expenses	142	-	4	168	-	(208)	106
Financing income	(4)	(11)	(1)	(19)	(4)	33	(6)
Total financing expenses (income), net	138	(11)	3	149	(4)	(175)	100

Segment profit (loss) after financing expenses, net	374	72	56	(75)	1	124	552
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before taxes on income	374	72	56	(75)	-	124	551
Taxes on income	118	17	15	-	-	(6)	144
Segment results – net profit (loss)	256	55	41	(75)	-	130	407

22

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

	Year ended December 31, 2015 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985

Depreciation and amortization	725	419	132	322	13	73	1,684

Segment results – operating profit (loss)	2,148	157	240	250	(15)	(210)	2,570
Finance expenses	362	4	15	635	2	(642)	376
Financing income	(30)	(53)	(7)	(32)	(17)	26	(113)
Total financing expenses (income), net	332	(49)	8	603	(15)	(616)	263

Segment profit (loss) after financing expenses, net	1,816	206	232	(353)	-	406	2,307
Share in profits (losses) of associates	-	-	-	-	(2)	14	12
Segment profit (loss) before taxes on income	1,816	206	232	(353)	(2)	420	2,319
Taxes on income	492	55	60	1	-	(10)	598
Segment results – net profit (loss)	1,324	151	172	(354)	(2)	430	1,721

Segment assets	7,311	3,269	1,160	1,667	659	1,163	15,229
Segment liabilities	12,117	513	343	6,685	104	(5,494)	14,268

23

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

Adjustment of profit or loss for reporting segments

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	1,956	2,252	653	706	2,795
Financing expenses, net	(311)	(266)	(104)	(100)	(263)
Amortization of surplus cost for intangible assets	(140)	(94)	(47)	(47)	(150)
Share in profits (losses) of associates	(4)	15	(2)	(1)	12
Loss for operations classified in other categories and other adjustments	(27)	(17)	(7)	(7)	(16)
Cancellation of results for a segment classified as an associate (up to gain of control)	-	(59)	-	-	(59)
Profit before taxes on income	1,474	1,831	493	551	2,319

24

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

17.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

17.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	September 30, 2016	September 30, 2015	December 31, 2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,251	1,503	1,420
Non-current assets	2,042	1,913	1,854
Total assets	3,293	3,416	3,274
Current liabilities	493	576	448
Long-term liabilities	78	98	70
Total liabilities	571	674	518
Capital	2,722	2,742	2,756
Total liabilities and equity	3,293	3,416	3,274

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,379	1,522	468	521	1,999
Revenues from sales of terminal equipment	599	655	181	208	891
Total revenues from services and sales	1,978	2,177	649	729	2,890
Cost of services and sales	1,675	1,781	536	586	2,383
Gross profit	303	396	113	143	507
Selling and marketing expenses	198	179	65	59	247
General and administrative expenses	69	71	21	23	98
Other operating expenses	-	-	-	-	5
	267	250	86	82	350

Operating profit	36	146	27	61	157
Finance expenses	2	3	-	-	4
Financing income	(39)	(42)	(14)	(11)	(53)
Financing income, net	(37)	(39)	(14)	(11)	(49)

Profit before taxes on income	73	185	41	72	206
Taxes on income	15	45	9	17	55
Profit for the period	58	140	32	55	151
25

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

17.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	September 30, 2016	September 30, 2015	December 31, 2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	521	520	456
Non-current assets	702	725	714
Total assets	1,223	1,245	1,170
Current liabilities	348	397	314
Long-term liabilities	98	64	29
Total liabilities	446	461	343
Capital	777	784	827
Total liabilities and equity	1,223	1,245	1,170

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,156	1,173	384	389	1,578
Operating expenses	760	751	256	251	1,015
Gross profit	396	422	128	138	563
Selling and marketing expenses	168	156	55	49	209
General and administrative expenses	85	86	28	29	116
Other expenses (income), net	14	(2)	-	1	(2)
	267	240	83	79	323

Operating profit	129	182	45	59	240
Finance expenses	11	11	4	4	15
Financing income	(4)	(5)	(2)	(1)	(7)
Financing expenses, net	7	6	2	3	8
Share in the profits of equity-accounted investees	1	-	1	-
Profit before taxes on income	123	176	44	56	232
Taxes on income	31	46	11	15	60
Profit for the period	92	130	33	41	172

26

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2016 (Unaudited)

17.3.	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	September 30, 2016	September 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Current assets	313	500	*	319
Non-current assets	1,277	1,372		1,348
Total assets	1,590	1,872		1,667
Current liabilities	893	954	*	903
Long-term liabilities	696	1,373		892
Loans from shareholders	323	4,453		4,890
Total liabilities	1,912	6,780		6,685
Capital deficit	(322)	(4,908)		(5,018)
Total liabilities and capital deficit	1,590	1,872		1,667

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,307	1,325	434	446	1,774
Operating expenses	947	948	314	314	1,289
Gross profit	360	377	120	132	485
Selling and marketing expenses	97	107	35	37	140
General and administrative expenses	67	67	23	21	95
	164	174	58	58	235

Operating profit	196	203	62	74	250
Finance expenses	65	70	26	13	122
Financing expenses for shareholder loans, net	465	398	178	155	513
Financing income	(8)	(22)	-	(19)	(32)
Financing expenses, net	522	446	204	149	603

Loss before taxes on income	(326)	(243)	(142)	(75)	(353)
Taxes on income	1	1	-	-	1
Loss for the period	(327)	(244)	(142)	(75)	(354)

* Reclassified

27